NEWS RELEASE

BONTAN ANNOUNCES REFILING OF INTERIM FINANCIAL STATMENTS

Toronto, Ontario – October 24, 2011 – Bontan Corporation Inc. (OTCBB: BNTNF) announces that it has refiled its interim financial statements for the three months ended June 30, 2011 to include revised disclosure regarding the statement of changes in shareholders’ equity as required for the first interim reporting period under International Financial Reporting Standards (“IFRS”). The revised disclosure does not impact the consolidated balance sheets, consolidated statements of operations and comprehensive income, or consolidated statements of cash flows as previously filed.

The original disclosure covered movements in shareholders’ equity for the entire fiscal year ended March 31, 2011. The revised disclosure covers movements for the three months ended June 30, 2010 to compare with current period’s presentation.

All of the other information contained in the original Interim Financial Report, filed on SEDAR on September 27, 2011, remains unchanged. The revised Interim Financial Report can be accessed on-line at http://www.sedar.com/.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Bontan holds an indirect 5.23% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West cost of Israel.

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Bontan’s share of the Working Interest in the Licenses is 5.23% through the holding of 50% equity in IPC Israel by Bontan’s subsidiary, IPC Cayman.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. In light of the Israeli Supreme Court’s decision, Bontan cannot assure that ITC will not proceed to consummate the Shaldieli transaction in contravention of agreements with Bontan and Bontan’s vote against approving or proceeding with the transaction.  Bontan’s recent engagement of additional law firms, and further court efforts, including its defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.